FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March 2018

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.     An announcement regarding date of board meeting of Huaneng Power International, Inc. (the Registrant"), made by the Registrant on February 26,  2018;

2.     An announcement regarding issue  of  super  short-term debentures of the Registrant, made by the Registrant on February 27, 2018;

3.     An announcement regarding resignation of vice president and executive director and change of authorised representative of the Registrant, and a list of directors and their role and function, made by the Registrant on March 1, 2018; and

4.     An announcement regarding issue of super short-term debentures, made by the Registrant on March 6, 2018.

Announcement 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

華能國際電力股份有限公司

HUANENG POWER INTERNATIONAL, INC.

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 902)

DATE OF MEETING OF THE BOARD OF DIRECTORS

The board of directors (the "Board") of Huaneng Power International, Inc. (the "Company") announces that a meeting of the Board of the Company will be convened on Tuesday, 13 March 2018, for the purposes of considering and approving the final results announcement of the Company  for the year ended 31 December 2017 for publication and considering the recommendation of final dividend, if any, and transacting any other business.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the Directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Fan Xiaxia (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
26 February 2018

Announcement 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

ISSUE OF SUPER SHORT-TERM DEBENTURES

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities  on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

As resolved at the 2016 annual general meeting of Huaneng Power International, Inc. (the "Company") held on 13 June 2017, the Company has been given a mandate to issue super short-term debentures (in either one or multiple tranches on rolling basis) with a principal amount of up to RMB32 billion (which means that the outstanding principal balance of the super short-term debentures in issue shall not exceed RMB32 billion at any time within the period as prescribed herein) in the PRC within 24 months from the date on which the shareholders' approval was obtained.

The Company has recently completed the issue of the first tranche of the Company's super short-term debentures for 2018 (the "Debentures"). The total issuing amount was RMB4 billion with a maturity period of 90 days whereas the unit face value is RMB100 and the interest rate is 4.35%.

Bank of China Limited acts as the lead underwriter to form the underwriting syndicate for the Debentures, which were placed through book-building and issued in the domestic bond market among banks. The proceeds from the Debentures will be used to supplement the working capital of the headquarters of the Company, adjust debts structure and repay the debt financing instruments due.

The relevant documents in respect of the Debentures are posted on China Money and Shanghai Clearing House at websites of www.chinamoney.com.cn and www.shclearing.com, respectively.

The Debentures do not constitute any transaction under Chapter 14 and Chapter 14A of the Listing  Rules.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Fan Xiaxia (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
27 February 2018

Announcement 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT REGARDING THE RESIGNATION OF VICE PRESIDENT AND EXECUTIVE DIRECTOR AND CHANGE OF AUTHORISED REPRESENTATIVE

RESIGNATION OF VICE PRESIDENT AND EXECUTIVE DIRECTOR

Due to work requirements, Mr. Fan Xiaxia (the Vice President, the Executive Director and one of the authorised representatives of the Company) has recently tendered a written report to the board of directors of Huaneng Power International, Inc. (the "Company") according to relevant regulations, resigning from his position as the Vice President and the Executive Director of the Company. At the same time, he also ceased to act as a member of Strategy Committee and Nomination Committee of the board of directors of the Company. The resignation report of Mr. Fan Xiaxia shall become effective from the date when it is received by the board of directors of the Company (i.e. 28 February 2018).

Mr. Fan Xiaxia confirmed that there is no disagreement with the board of directors of the Company. He is not aware of any matter in relation to his resignation from the Vice President, the Executive Director, as well as the cessation in acting as a member of Strategy Committee and Nomination Committee of the board of directors that needs to be brought to the attention of the shareholders of the Company.

The board of directors is satisfied with the work by Mr. Fan Xiaxia during his term of tenure as the Company's Vice President, the Executive Director, a member of Strategy Committee and Nomination Committee of the board of directors of the Company and pays high regards to the contribution he made towards the development of the Company over the years. It expresses its sincere gratitude to Mr. Fan.

CHANGE OF AUTHORISED REPRESENTATIVE

Due to Mr. Fan Xiaxia's changes in the duties, he would cease acting as the authorised representative required by the Stock Exchange effective 28 February 2018. Mr. Huang Chaoquan, the secretary of the board of directors and company secretary of the Company, is appointed as the authorised representative of the Company in replacement of Mr. Fan Xiaxia with effect from 28 February 2018.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
1 March 2018

LIST OF DIRECTORS AND THEIR ROLE AND FUNCTION

The members of the board of Directors ("Board") of Huaneng Power International, Inc. are set out below:

Chairman and Executive Director

Cao Peixi

Executive Director

Liu Guoyue (President)

Non-executive Directors

Huang Jian
Wang Yongxiang
Mi Dabin
Guo Hongbo
Cheng Heng
Lin Chong

Independent Non-executive Directors

Yue Heng
Xu Mengzhou Liu Jizhen
Xu Haifeng Zhang Xianzhi

There are four Board specialized committees. The table below provides membership information of these committees on which each Board member serves:

Board Committees
Director	Strategy Committee	Audit Committee	Remuneration and Appraisal Committee	Nomination Committee
Cao Peixi
Liu Guoyue	Chairman		Member
Huang Jian	Member
Wang Yongxiang	Member
Mi Dabin				Member
Guo Hongbo			Member
Cheng Heng			Member
Lin Chong				Member
Yue Heng		Chairman	Member	Member
Xu Mengzhou		Member		Member
Liu Jizhen	Member	Member	Member	Chairman
Xu Haifeng	Member	Member	Member
Zhang Xianzhi		Member	Chairman	Member

Beijing, the PRC
1 March 2018

Announcement 4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

ISSUE OF SUPER SHORT-TERM DEBENTURES

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities  on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

As resolved at the 2016 annual general meeting of Huaneng Power International, Inc. (the "Company") held on 13 June 2017, the Company has been given a mandate to issue super short-term debentures (in either one or multiple tranches on rolling basis) with a principal amount of up to RMB32 billion (which means that the outstanding principal balance of the super short-term debentures in issue shall not exceed RMB32 billion at any time within the period as prescribed therein) in the PRC within 24 months from the date on which the shareholders' approval was obtained.

The Company has recently completed the issue of the second tranche of the Company's super short- term debentures for 2018 (the "Debentures"). The total issuing amount was RMB2 billion with a maturity period of 90 days whereas the unit face value is RMB100 and the interest rate is 4.35%.

China CITIC Bank Corporation Limited acts as the lead underwriter to form the underwriting syndicate for the Debentures, which were placed through book-building and issued in the domestic   bond market among banks. The proceeds from the Debentures will be used to supplement the working capital of the headquarters of the Company, adjust debts structure and repay the debt financing instruments due.

The relevant documents in respect of the Debentures are posted on China Money and Shanghai Clearing House at websites of www.chinamoney.com.cn and www.shclearing.com, respectively.

The Debentures do not constitute any transaction under Chapter 14 and Chapter 14A of the Listing  Rules.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
6 March 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Huang Chaoquan

Name:	Huang Chaoquan
Title:	Company Secretary

Date:     March 6, 2018